UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response 11

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

Summa Industries

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86562T105

(CUSIP Number)

Christopher J. Rupright, Esq.
Shartsis, Friese & Ginsburg LLP
One Maritime Plaza, 18th Floor
San Francisco, CA 94111
415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 9, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Stadium Capital Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b) XX

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 939,306
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 939,306

11. Aggregate Amount Beneficially Owned by Each Reporting Person 939,306

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 19.5%

14. Type of Reporting Person (See Instructions)

PN

________

________

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Stadium Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) XXX

(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,077,856
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,077,856

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,077,856

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 22.0%

14. Type of Reporting Person (See Instructions)

OO

IA

________

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Alexander M. Seaver

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) XXX

(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,077,856
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,077,856

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,077,856

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 22.0%

14. Type of Reporting Person (See Instructions)

IN

________

________

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Bradley R. Kent

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) XXX

(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,077,856
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,077,856

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,077,856

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 22.0%

14. Type of Reporting Person (See Instructions)

IN

________

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Summa Industries (the "Issuer"). The principal executive office of the Issuer is located at 21250 Hawthorne Blvd., Suite 500, Torrance, CA 90503.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Stadium Capital Partners, L.P. a California limited partnership ("SCP"),
Stadium Capital Management, LLC, a Delaware limited liability company ("SCM"),
Alexander M. Seaver ("Seaver")
Bradley R. Kent ("Kent")
(collectively, the "Filers").

SCM, Seaver and Kent disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein. SCP is filing jointly with the other filers, but not as a member of a group, and expressly disclaims membership in a group. In addition, the filing of this Schedule on behalf of SCP should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner of any of the Stock covered by this Statement.

(b) The business address of the Filers is

2483 East Bayshore Road, Suite 202, Palo Alto, CA 94303

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

SCP is an investment limited partnership, of which SCM is the general partner and the investment adviser. Seaver and Kent are the managers of SCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Seaver and Kent are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount

SCP	Working Capital	$8,105,975
SCM[1]	Funds Under Management	$9,295,137

1Includes funds of SCP invested in the Stock.

Item 4. Purpose of Transaction

The Filers have purchased the Stock for investment purposes.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in private transactions with the Issuer on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since February 26, 2003.

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
SCP	S	4/9/03	80,000	$8.4400
SCM	S	4/9/03	55,000	$8.4400

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

SCM is the general partner of SCP and other clients pursuant to limited partnership agreements providing to SCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated: April 11, 2003

STADIUM CAPITAL MANAGEMENT, LLC By: Bradley R. Kent, Manager	STADIUM CAPITAL PARTNERS, L.P. By: Stadium Capital Management, LLC General Partner By: Bradley R. Kent, Manager
Bradley R. Kent	Alexander M. Seaver

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Summa Industries For that purpose, the undersigned hereby constitute and appoint Stadium Capital Management, LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: July 26, 2002

STADIUM CAPITAL MANAGEMENT, LLC By: Bradley R. Kent, Manager	STADIUM CAPITAL PARTNERS, L.P. By: Stadium Capital Management, LLC General Partner By: Bradley R. Kent, Manager
Bradley R. Kent	Alexander M. Seaver